Exhibit 99.1

FINANCIAL STATEMENTS

UEN: T12LL1223B GST Reg No: M90367663E Tel: (65) 6227 5428

Website: www.allianceaudit.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of MAGNUM INTERNATIONAL HOLDINGS LIMITED

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of MAGNUM INTERNATIONAL HOLDINGS LIMITED (the Company) as of December 31, 2021 and December 31, 2020 and the related statements of income and other comprehensive income, changes in shareholders’ equity and cash flows for the year/period ended December 31, 2021 and December 31, 2020, including related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and December 31, 2020, and the related statement of income and other comprehensive income, changes in shareholders’ equity and cash flows for the year/period ended December 31, 2021 and December 31, 2020, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Material Uncertainty Related to Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As disclosed in Note 2 to the financial statements, the Company incurred a net loss of US$115,368 and US$16,511 for the financial year/period ended 31 December 2021 and 2020 respectively and as of December 31, 2021 and 2020, the Company’s current liabilities exceeded its current assets by US$159,897 and US$47,802 and its capital deficiency of US$134,717 and US$17,454 respectively. These conditions indicate the existence of a material uncertainty which may cast significant doubt on the ability of the Company to continue as a going concerns and therefore they may not be able to realize their assets and discharge their liabilities in the normal course of business.

The validity of the going concern basis on which the financial statements are prepared is dependent on certain assumptions and the successful outcome of the Company’s various efforts as disclosed in Note 2 to the financial statements. The assumptions are premised on future events, the outcome of which are inherently uncertain. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Audit Alliance LLP.

Public Accountants and

Chartered Accountant

Singapore

June 16, 2022

We have served as the Company’s auditor since 2021

F-2

MAGNUM INTERNATIONAL HOLDINGS LIMITED

STATEMENT OF FINANCIAL POSITION

(Expressed in US Dollars)

		December 31,	December 31,
	Note	2021	2020
ASSETS
Current Assets:
Cash and cash equivalents		$2,738	$4,812
Advances to suppliers, net	4	-	161,075
Other current assets	5	116,745	216,350
Total Current Assets		119,483	382,237
Non-Current Asset:
Plant and equipment, net	6	25,180	30,348
Total Non-Current Asset		25,180	30,348
TOTAL ASSETS		144,663	412,585

LIABILITIES AND CAPITAL DEFICIENCY
Current Liabilities:
Accounts payable	7	190,738	68,967
Accrued expenses and other current liabilities	8	88,642	361,072
Total Current Liabilities		279,380	430,039
TOTAL LIABILITIES		279,380	430,039

CAPITAL DEFICIENCY
Accumulated deficit		(131,879)	(16,511)
Accumulated other comprehensive loss		(2,838)	(943)
CAPITAL DEFICIENCY		(134,717)	(17,454)

TOTAL LIABILITIES AND CAPITAL DEFICIENCY		$144,663	$412,585

The annexed notes form an integral part of and should be read in conjunction with the financial statements.

F-3

MAGNUM INTERNATIONAL HOLDINGS LIMITED

STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME

(Expressed in US Dollars)

	Note	January 1, 2021 to December 31, 2021	April 8,2020 to December 31, 2020

REVENUE	9	$-	$541,616
COST OF REVENUE		-	498,664
GROSS PROFIT		-	42,952

OPERATING EXPENSES
General and Administrative Expenses	10	115,380	59,477

LOSS FROM OPERATIONS		(115,380)	(16,525)

Other Income, net		12	14
LOSS BEFORE INCOME TAX		(115,368)	(16,511)
Provision for Income Taxes	11	-	-
NET LOSS		(115,368)	(16,511)

OTHER COMPREHENSIVE LOSS
Foreign Currency Translation Adjustment		(1,895)	(943)
TOTAL COMPREHENSIVE LOSS		$(117,263)	$(17,454)

The annexed notes form an integral part of and should be read in conjunction with the financial statements.

F-4

MAGNUM INTERNATIONAL HOLDINGS LIMITED

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

For The Year/period Ended December 31, 2021 and 2020

(Expressed in US Dollars)

				Accumulated
	Ordinary Shares			Other
	Number of Shares	Amount	Accumulated Deficit	Comprehensive Loss	Total
Balance as of 8 April 2020	-	-	$-	$-	$-
Net Loss	-	-	(16,511)	-	(16,511)
Foreign Currency Translation Adjustments	-	-	-	(943)	(943)
Balance as of December 31, 2020	-	$-	$(16,511)	$(943)	$(17,454)
Net Loss	-	-	(115,368)	-	(115,368)
Foreign Currency Translation Adjustments	-	-	-	(1,895)	(1,895)
Balance as of December 31, 2021	-	$-	$(131,879)	$(2,838)	$(134,717)

The annexed notes form an integral part of and should be read in conjunction with the financial statements.

F-5

MAGNUM INTERNATIONAL HOLDINGS LIMITED

STATEMENT OF CASH FLOWS

(Expressed in US Dollars)

	January 1, 2021 to December 31, 2021	April 8, 2020 to December 31, 2020

Cash flows from operating activities
Net loss	$(115,368)	(16,511)
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation	5,906	-
Changes in operating assets and liabilities:
Advances to suppliers, net	161,075	(161,075)
Other current assets	99,605	(216,350)
Accounts payable	121,771	68,967
Accrued expenses and other current liabilities	(272,431)	361,072
Net cash provided by operating activities	558	36,103

Cash flows from investing activity
Purchase of plant, and equipment	-	(30,348)
Net cash used in investing activity	-	(30,348)

Cash flows from financing activities	-	-

Effect of change of foreign exchange rate on cash	(2,632)	(943)
(Decrease)Increase in cash and cash equivalents	(2,074)	4,812
	-	-
Cash and cash equivalents, at the beginning of financial period	4,812	-
Cash and cash equivalents, at the end of financial year/period	2,738	4,812

Supplemental cash flow information:
Cash paid for income taxes	$-	-
Cash paid for interest	$-	-

The annexed notes form an integral part of and should be read in conjunction with the financial statements.

F-6

MAGNUM INTERNATIONAL HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR/PERIOD ENDED DECEMBER 31, 2021 AND 2020

1. REPORTING ENTITY

Magnum International Holding Limited (“Magnum”) was incorporated in the British Virgin Islands on July 30, 2021, that pursuant to the BVI Business Company Act. On the same day, 50,000 ordinary shares were issued to Gao Linlin (26.5%), Bi Hua (24.5%), Gong Lulu (24.5%) and Liu Chun (24.5%). Magnum acquired 100% subsidiary, Yuntent Technology Limited (“Yuntent”). Yuntent acquired 100% subsidiary, Dalian Yundian Zhiteng Technology Company Limited (“Yundian”).

Yundian is a limited company domiciled and incorporated under the laws of the People’s Republic of China (“China” or the “PRC”) on April 8, 2020. Its registered office is located at No.5, 22nd floor, 17 Huida Street, Ganjingzi District, Dalian City, Liaoning Province with registered capital of RMB 5,000,000 (or appropriately US$ 709,390). The shareholders of Yundian paid in capital of US$ 0. Yundian was incorporated on April 8,2020 and commenced operations on the same date. As at September 3, 2021, 100% of the equity interests of Yundian was solely owned by one PRC citizen, Mr. Wang Weifeng.

Magnum and its subsidiaries are collectively referred to as the “Company”. The Company principal activities is mainly engaged in providing computer software technology development, technical consulting and other related services to the customers.

Going concern

The Company’s financial statements are prepared in conformity with US GAAP applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not yet established an ongoing source of revenue sufficient to cover its operating costs and allow it to continue as a going concern. During the financial year/period ended December 31, 2021 and 2020, the Company incurred a net loss of US$115,368 and US$16,511 respectively. And as of December 31, 2021 and 2020, the Company’s current liabilities exceeded its current assets by US$159,897 and US$47,802 and its capital deficiency of US$134,717 and US$17,454 respectively.

The continuation of the Company as a going concern is dependent upon:

(1)	the continued financial support from its shareholder or its ability to obtain external financing; or

(2)	further implement management’s business plan to extend its operations and generate sufficient revenues to meet its obligations.

While the Company believes in the viability of its strategy to increase revenue and in its ability to raise additional funds, there can be neither any assurances to that effect, nor any assurance that the Company will be successful in securing sufficient funds to sustain the operations.

As of December 31, 2021, the Company’s having a minimum bank balance on the statement of financial position. The Company has taken an intensive review of operations and expenditures, including general and administration expenses to identify and eliminate inefficiencies and redundancies to preserve cash while maintaining the business. Given the Company’s existing cash balances and projected cash generated by, and used in, operating activities, the Company believes that it will have sufficient liquidity to fund its operating activities, and react as necessary to market changes, which may include working capital needs for at least twelve months from December 31, 2021. The financial statements do not reflect adjustments to the carrying value of assets and liabilities, reported expenses and statement of financial position classification that would be necessary if going concern assumption was not appropriate. These adjustments could be material.

2. BASIS OF ACCOUNTING

The financial statements present general purpose financial report that have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies adopted by the Company in the preparation of the financial statements. The accounting policies have been consistently applied, unless otherwise stated.

●	Use of estimates

F-7

MAGNUM INTERNATIONAL HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR/PERIOD ENDED DECEMBER 31, 2021 AND 2020

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenue and expenses during the reporting period. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ from those estimates. Significant items subject to such estimates and assumptions include, but are not limited to, recoverability of carrying amount and the estimated useful lives of fixed assets.

●	Cash and cash equivalents

Cash and cash equivalents include cash on hand and call deposits with banks or financial institutions and net of bank overdrafts.

●	Other current assets

Other current assets include other loan receivables from third parties, rental deposit and input VAT assets. The Company maintains allowance for potential credit losses on the loan receivables. Management reviews the composition of loan receivables and analyses historical bad debt to estimate the allowance. Past due accounts are generally written off against the allowance for bad debts only after all collection attempts have been exhausted and the potential for recovery is considered remote. As of December 31, 2021 and 2020, the allowances were nil.

●	Advances to suppliers

Advances to suppliers represent prepayments made to certain suppliers of software development. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund the advance. As of December 31, 2021 and 2020, the allowances were nil.

●	Plant and equipment

Items of plant and equipment are measured at cost less accumulated depreciation and impairment losses.

The carrying amount of plant and equipment is reviewed annually by the directors to ensure it is not in excess of the recoverable amount from those assets. The recoverable amount is assessed on the basis of the expected net cash flows that will be received from the asset’s employment and subsequent disposal. The expected net cash flows have been discounted to their present values in determining recoverable amounts.

The depreciable amount of all fixed assets is depreciated over their estimated useful lives to the Company commencing from the time the assets is held ready for use.

Depreciation is calculated on a straight-line basis to write the net cost of each item of plant and equipment over their expected useful lives. The depreciation rates used for each class of depreciable assets are generally as follows:

Class of fixed asset	Depreciation rate

Office Furniture	5 years

Gains and losses on disposal are determined by deducting the net book value of the assets from the proceeds of sale and are booked to the profit or loss in the year of disposal.

●	Accounts payable

These amounts represent liabilities for goods and services provided to the Company prior to the end of the financial year which are unpaid. The amounts are unsecured and are paid on normal commercial terms.

●	Accrued expenses and other current liabilities

The accrued expense and other current liabilities include the salary payable and accrued expense.

F-8

MAGNUM INTERNATIONAL HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR/PERIOD ENDED DECEMBER 31, 2021 AND 2020

●	Provision

Provisions are recognized for other liabilities of uncertain timing or amount when the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

●	Leases

On January 1, 2020, the Company adopted Accounting Standards Update (“ASU”) 2016-02. For all leases that were entered into prior to the effective date of ASC 842, we elected to apply the package of practical expedients. Based on this guidance, the Company did not reassess the following: (1) whether any expired or existing contracts are or contain leases; (2) the lease classification for any expired or existing leases; and (3) initial direct costs for any existing leases.

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, current portion of obligations under operating leases, and obligations under operating leases, non-current on the Company’s consolidated balance sheets. Finance leases are included in property and equipment, net, current portion of obligations under capital leases, and obligations under capital leases, non-current on our consolidated balance sheets.

● Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date, adjusted by the deferred rent liabilities at the adoption date. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and initial direct costs incurred. The Company’s terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Operating lease expense is recognized on a straight-line basis over the lease term.

●	Related parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests.

●	Revenue

On January 1, 2017, the Company adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (FASB ASC Topic 606) using the modified retrospective approach. The results of applying Topic 606 using the modified retrospective approach were insignificant and did not have a material impact on the Company’s consolidated financial condition, results of operations, cash flows, business process, controls or systems.

The core principle underlying the revenue recognition ASU is that the Company will recognize revenue to represent the transfer of goods to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer. All of the Company’s contracts have one single performance obligation as the promise to transfer the individual goods is not separately identifiable from other promises in the contracts and is, therefore, not distinct. The initial payments received from pre-ordering are recorded in the advance from customers on the balance sheets and will not be recognized as revenue until transfer of goods. Shipping and handling are activities to fulfill the Company’s promise to transfer goods to customers, which are included in the sale price of the goods.

Revenue is recognized or realizable and earned when all five of the following criteria are met: (1) Identify the Contract with a Customer, (2) Identify the Performance Obligations in the Contract, (3) Determine the Transaction Price, (4) Allocate the Transaction Price to the Performance Obligations in the Contract, and (5) Recognize Revenue When (or As) the Entity Satisfies a Performance Obligation. The Company recognizes revenue based upon gross sales minus sales returns and sales incentives that the Company offers to its customers, such as discounts. Revenue is reported net of all value added taxes. The Company generally does not permit customers to return products and historically, customer returns have been immaterial.

F-9

MAGNUM INTERNATIONAL HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR/PERIOD ENDED DECEMBER 31, 2021 AND 2020

Revenue expected to be recognized in any future periods related to remaining performance obligations is recorded in account receivable. As of December 31, 2021 and 2020, the balance of account receivable were nil.

On January 1, 2017, the Company also adopted ASU 2016-08 Principle versus Agent Considerations (Reporting Revenue Gross versus Net), which amended the principal-versus-agent implementation guidance and illustrations in ASU 2014-09 to clarify how the principal-versus-agent indicators should be evaluated to support an entity’s conclusion that it controls a specified good or service before it is transferred to a customer. Under the new revenue standards, when a third party is involved in providing goods or services to a customer, the entity must determine whether its performance obligation is to provide the good or service itself (i.e., the entity is a principal) or to arrange for another party to provide the good or service (i.e., the entity is an agent). An entity makes this determination by evaluating the nature of its promise to the customer. An entity is a principal (and, therefore, records revenue on a gross basis) if it controls the promised good or service before transferring it to the customer. An entity is an agent (and records as revenue the net amount it retains as a commission) if its only role is to arrange for another entity to provide the goods or services.

●	Employee benefits

The Company’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. The relevant labor regulations require the Company’s subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The relevant local labor and social welfare authorities are responsible for meeting all retirement benefits obligations and the Company’s subsidiaries in the PRC have no further commitments beyond their monthly contributions. The contributions to the plan are expensed as incurred.

●	Income tax

The Company is subject to the income tax laws of the PRC. No taxable income was generated outside the PRC for the years ended December 31, 2021 and 2020. The Company accounts for income taxes in accordance with ASC740, “Income Taxes”. The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, the provision for income taxes represents income taxes paid or payable (or received or receivable) for the current year plus the change in deferred taxes during the year. Deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid, and result from differences between the financial and tax bases of the Company’s assets and liabilities and are adjusted for changes in tax rates and tax laws when enacted.

Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. In evaluating the need for a valuation allowance, management considers all potential sources of taxable income, including income available in carryback periods, future reversals of taxable temporary differences, projections of taxable income, and income from tax planning strategies, as well as all available positive and negative evidence. Positive evidence includes factors such as a history of profitable operations, projections of future profitability within the carryforward period, including from tax planning strategies, and the Company’s experience with similar operations. Existing favorable contracts and the ability to sell products into established markets are additional positive evidence. Negative evidence includes items such as cumulative losses, projections of future losses, or carryforward periods that are not long enough to allow for the utilization of a deferred tax asset based on existing projections of income. Deferred tax assets for which no valuation allowance is recorded may not be realized upon changes in facts and circumstances, resulting in a future charge to establish a valuation allowance.

Tax benefits related to uncertain tax positions taken or expected to be taken on a tax return are recorded when such benefits meet a more likely than not threshold. Otherwise, these tax benefits are recorded when a tax position has been effectively settled, which means that the statute of limitation has expired or the appropriate taxing authority has completed their examination even though the statute of limitations remains open. Interest and penalties related to uncertain tax positions are recognized as part of the provision for income taxes and are accrued beginning in the period that such interest and penalties would be applicable under relevant tax law until such time that the related tax benefits are recognized. There were no material uncertain tax positions as of December 31, 2021 and 2020. All tax returns since the Company’s inception are subject to examination by tax authorities.

●	Value added taxes (“VAT”)

Sales represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates, depending on the type of products sold. The VAT may be offset by VAT paid by the Company on inventory acquired. The Company recorded a VAT payable net of payments in the accompanying financial statements. All of the VAT returns of the Company have been and remain subject to examination by the tax authorities for five years from the date of filing.

●	Interest Income

Revenue is recognized as interest accrues using the effective interest method.

F-10

MAGNUM INTERNATIONAL HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR/PERIOD ENDED DECEMBER 31, 2021 AND 2020

●	Foreign currency transactions and translations

An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which the entity primarily generates and expends cash. Management’s judgment is essential to determine the functional currency by assessing various indicators, such as cash flows, sales price and market, expenses, financing and inter-company transactions and arrangements. The functional currency of the Company is the Renminbi (“RMB’), and PRC is the primary economic environment in which the Company operates. The reporting currency of these combined financial statements is the United States dollar (“US Dollars” or “$”).

For financial reporting purposes, the financial statements of the Company, which are prepared using the RMB, are translated into the Company’s reporting currency, the United States Dollar. Assets and liabilities are translated using the exchange rate at each balance sheet date. Revenue and expenses are translated using average rates prevailing during each reporting period, and shareholders’ equity is translated at historical exchange rates when capital transaction occurred. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income (loss) in stockholders’equity. Cash flows from the Company’s operations are calculated based upon the local currencies using the average translation rate. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. The resulting exchange differences are included in the determination of net loss of the consolidated financial statements for the respective periods.

The exchange rates used for foreign currency translation were as follows (US Dollars $1 = RMB):

	Year End	Average
12/31/2021	6.3700	6.4512
12/31/2020	6.5249	6.8976

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

●	Sales Taxes

Revenues, expenses and assets are recognized net of the amount of goods and services valued-added tax (“VAT”), except where the amount of VAT incurred is not recoverable from the taxation authorities. In these circumstances, the VAT is recognized as part of the cost of acquisition of the assets or as part of an item of expense. Receivables and payables in the statement of financial position are shown inclusive of VAT.

Cash flows are included in the statement of cash flows on a gross basis and the VAT component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

●	Comprehensive loss

Comprehensive loss is defined as the change in equity of the Company during a period from transactions and other events and circumstances excluding those resulting from investments by and distributions to shareholders. Accumulated other comprehensive income (loss), as presented on the accompanying consolidated balance sheets, only consists of cumulative foreign currency translation adjustment.

●	Fair value of financial instruments

F-11

MAGNUM INTERNATIONAL HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR/PERIOD ENDED DECEMBER 31, 2021 AND 2020

The Company also follows the guidance of the ASC Topic 820-10, “Fair Value Measurements and Disclosures” (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

●	Level 1: Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

●	Level 2: Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

●	Level 3: Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

The carrying amounts reported in the statement of financial position for cash and cash equivalents, advance to suppliers, other current assets, accounts payable, accrued expenses and other current liabilities approximate their fair value based on the short-term maturity of these instruments.

●	Recent accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): The amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be more decision useful to users of the financial statements. This ASU is effective for annual and interim periods beginning after December 15, 2019 for issuers and December 15, 2020 for non-issuers. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. In May 2019, the FASB issued ASU 2019-05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief. This update adds optional transition relief for entities to elect the fair value option for certain financial assets previously measured at amortized cost basis to increase comparability of similar financial assets. The updates should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified retrospective approach). In November 19, 2019, the FASB issued ASU 2019-10 to amend the effective date for ASU 2016-13 to be fiscal years beginning after December 15, 2022 and interim periods therein. The Company does not believe this guidance will have a material impact on its consolidated financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

4. ADVANCE TO SUPPLIERS

Advance to suppliers present advance to software development suppliers. The table below set forth the balances as of December 31,2021 and 2020.

	December 31, 2021	December 31, 2020
Advance to software development suppliers	$-	$161,075
	$-	$161,075

5. OTHER CURRENT ASSETS

Other current assets present other loan receivables from third parties and other assets are input VAT assets. The table below set forth the balances as of December 31,2021 and 2020.

	December 31, 2021	December 31, 2020
Loan receivables	114,927	215,830
Input VAT assets	1,818	520
	$116,745	$216,350

The loan receivables are interest-free, unsecured and the repayables are all within 1 year.

F-12

MAGNUM INTERNATIONAL HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR/PERIOD ENDED DECEMBER 31, 2021 AND 2020

6. PLANT AND EQUIPMENT, NET

The Company’s plant and equipment consisted of the following:

	December 31,	December 31,
	2021	2020
Office furniture	$31,086	$30,348
Less: accumulated depreciation	(5,906)	-
Plant and equipment, net	$25,180	$30,348

Depreciation expense for the year/period ended December 31,2021 and 2020 were $5,832 and nil respectively. The currency translation difference was $74 for the year ended December 31, 2021.

7. ACCOUNTS PAYABLE

Accounts payables consisted of the following:

	December 31, 2021	December 31, 2020
Software development suppliers	$190,738	$68,967
	$190,738	$68,967

Accounts payable are non-interest bearing and are normally settled on 60 days (2020:60 days).

8. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31, 2021	December 31, 2020
Salary payable	$7,221	$-
Accrued expenses	81,421	361,072
	$88,642	$361,072

9. REVENUE

	January 1, 2021 to December 31, 2021	April 8, 2020 to December 31, 2020
Service income	$-	$541,616

F-13

MAGNUM INTERNATIONAL HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR/PERIOD ENDED DECEMBER 31, 2021 AND 2020

10. General and Administrative Expenses

	January 1, 2021 to December 31, 2021	April 8, 2020 to December 31, 2020
Salary	$72,449	$27,691
Entertainment expense	180	78
Travel expense	5,973	-
Traffic fee	372	3
Rental	3,961	-
Property management fee	2,715	-
Social insurances	7,227	-
Housing fund	2,979	-
Intellectual property fee	921	-
Office expense	2,030	16,804
Service fee	793	1,152
Depreciation	5,832	-
Others	9,803	13,751
	115,235	59,479

11. TAXES

PRC Income Taxes

The Company operates in the PRC and is subject to the Corporate Income Tax Law of the PRC at a unified income tax rate of 25%

The reconciliation of income tax rate to the effective income tax rate for the years ended December 31, 2021 and 2020 is as follows:

	January 1, 2021 to December 31, 2021	April 8, 2020 to December 31, 2020
Loss from PRC operation before income taxes	$(115,368)	$(16,511)
Statutory income tax rate	25%	25%
Income tax expense at the statutory rate	-28,842	-4,128
Tax effect of loss not recognized	28,842	4,128
Income tax expense	$-	$-

12. COMMITMENTS

Non-cancellable operating leases

The following table sets forth our contractual obligations as of December 31, 2021:

	Payment due by December 31
	Total	2022	2023	2024	2025
Operating lease commitments for property management expenses under lease agreements	$2,891	$2,891	$-	$-	$-

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MAGNUM INTERNATIONAL HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR/PERIOD ENDED DECEMBER 31, 2021 AND 2020

13. UNUTILIZED LOSS IN INCOME TAX

The following table sets the unutilized loss in income tax during the year/period ended December 31, 2021 and 2020:

	January 1, 2021 to December 31, 2021	April 8, 2020 to December 31, 2020
Unutilized loss in income tax	$132,921	$15,786

14. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

(a)	Concentration of credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalent and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the statement of financial position dates. As of December 31, 2021 and 2020, the aggregate amount of cash and cash equivalent of US$2,738 and US$4,812, respectively, were held at a major financial institution in PRC, where there currently is no rule or regulation requiring the financial institutions to maintain insurance to cover bank deposits in the event of bank failure. The Company conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Company establishes an accounting policy for allowance for doubtful accounts on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

(b)	Foreign currency risk

A majority of the Company’s expense transactions are denominated in RMB and the Company assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

The Company’s functional currency is the RMB, and the Company’s financial statements are presented in U.S. dollars. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

The following is a discussion of concentrations ricks to which the Company might be exposed:

(c)	Significant customer

Sales revenue related to service of software development from the customer was nil and US$541,616 which is 100% of the Company’s sales for the year/period ended December 31, 2021 and 2020 respectively. The Company’s accounts receivable from this customer was nil as of December 31, 2021 and December 31, 2020.

(d)	Significant supplier

Three major vendors provided 100% of total purchases by the Company during the year/period ended December 31, 2021 and 2020. The Company’s accounts payable due to these vendors was US$190,738 and US$68,967 as of December 31, 2021 and 2020 respectively.

(a)	Economic and political risks

The Company’s operations are conducted in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC economy.

The Company’s operations in the PRC are subject to special considerations. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti- inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation.

14. SUBSEQUENT EVENTS

On March 31,2022, Magnum entered into a stock purchase agreement (“the Agreement”) with Meiwu Technology Company Limited., a NASDAQ listed company (“Meiwu”), and its wholly-owned subsidiary Dalian Yundian Zhiteng Technology Company Limited (“Yundian”), a company organized under the laws of the PRC. Pursuant to the Agreement, Meiwu will purchase all the issued and outstanding equity interests in Magnum in consideration of US$8,100,000. The entire purchase consideration will be paid in shares of Meiwu’s common stock. At the closing, 9,000,000 shares of common stock of Meiwu valued at US$8,100,000, or $0.90 per share will be issued as partial consideration for the purchase of Magnum.

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